Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: (763) 765-7453

November 30, 2009


VIA EDGAR


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549


Re:    Request for Withdrawal of Exemptive Application No. 812-13118 filed on
    August 30, 2004 pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, by Allianz Life Insurance Company of North America, Allianz Life Insurance Company of New York, USAllianz Variable Insurance Products Fund of Funds Trust, USAllianz Variable Insurance Products Trust, and USAllianz Advisers, LLC

Dear Sir/Madam:

We hereby request the withdrawal of the above referenced exemptive application that was filed with the Securities and Exchange Commission on August 30, 2004. This request is submitted following the undersigned's discussion with Julie Gilmer of the SEC staff on November 24, 2009.

Please contact me at the above telephone number or e-mail address if you have any questions concerning this filing. Thanks you for your assistance.

Sincerely,



By: /s/ Erik Nelson
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